Exhibit 99.2

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted upon at the annual and special meeting of shareholders (the “Meeting”) of GFL Environmental Inc. (the “Company”) held on May 17, 2023. Each of the matters set out below is described in greater detail in the Company’s management information circular dated April 5, 2023 (the “Circular”).

1.	Election of Directors

Each of the 10 nominees listed in the Circular was elected as a director of the Company to hold office until the close of the next annual meeting of shareholders or until their successor is elected or appointed. The results of the votes cast are set out below:

Name of Nominee	Votes FOR	%	Votes WITHHELD	%
(a) Patrick Dovigi	457,984,094	96.16%	18,288,824	3.84%
(b) Dino Chiesa	447,756,026	94.01%	28,516,892	5.99%
(c) Violet Konkle	475,930,793	99.93%	342,125	0.07%
(d) Sandra Levy	476,236,297	99.99%	36,621	0.01%
(e) Jessica McDonald	449,416,342	94.36%	26,856,576	5.64%
(f) Arun Nayar	447,093,958	93.87%	29,178,960	6.13%
(g) Paolo Notarnicola	398,954,610	83.77%	77,318,308	16.23%
(h) Ven Poole	475,865,350	99.91%	407,568	0.09%
(i) Blake Sumler	475,866,913	99.91%	406,005	0.09%
(j) Raymond Svider	416,985,745	87.55%	59,287,173	12.45%

2.	Appointment of Independent Auditor

KPMG LLP was appointed as the auditor of the Company until the next annual meeting of shareholders or until a successor auditor is appointed and the board of directors of the Company was authorized to fix the remuneration of the auditor. The results of the votes cast are set out below:

Votes FOR	%	Votes WITHHELD	%
480,968,122	99.91%	441,090	0.09%

3.	Renewal of the Company’s Omnibus Long-Term Incentive Plan

The resolution regarding the renewal of the Company’s Omnibus Long-Term Incentive Plan and the approval of all unallocated options, rights or other entitlements thereunder were approved. The results of the votes cast are set out below:

Votes FOR	%	Votes AGAINST	%
365,406,052	76.72%	110,866,866	23.28%

4.	Renewal of the Company’s DSU Plan

The resolution regarding the renewal of the Company’s Director DSU Plan, the approval of all unallocated deferred share units thereunder and the ratification of all deferred share units awarded thereunder since its expiry on March 5, 2023 were approved. The results of the votes cast are set out below:

Votes FOR	%	Votes AGAINST	%
471,406,187	98.98%	4,866,731	1.02%

5.	Consideration of the Company’s Approach to Executive Compensation

The advisory non-binding resolution on the Company’s approach to executive compensation was approved. The results of the votes cast are set out below:

Votes FOR	%	Votes AGAINST	%
384,166,606	80.66%	92,106,312	19.34%